                                              -------------------------------
                                              /        OMB APPROVAL         /
                                              -------------------------------
                                              / OMB Number:       3235-0145 /
                                              / Expires:  December 31, 2005 /
                                              / Estimated average burden    /
                                              / hours per response.......11 /
                                              -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. 4)/1/

                       DEAN WITTER REALTY YIELD PLUS, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   242 41L 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[_]   Rule 13d-1(d)

--------------------
      /1/   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      ---------------------
CUSIP No. 242 41L 102                 13G                  Page 2 of 7
---------------------                                      ---------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Madison Avenue Investment Partners, LLC
      13-3959673
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
   NUMBER OF
    SHARES                0
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY          6.   SHARED VOTING POWER
     EACH
  REPORTING               95,460
    PERSON         -------------------------------------------------------------
     WITH            7.   SOLE DISPOSITIVE POWER

                          0
                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          95,460
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      95,460
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      OO*
      *The Reporting Person is a limited liability company.
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP No. 242 41L 102                 13G                  Page 3 of 7
---------------------                                      ---------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      The Harmony Group II, LLC
      13-3959664
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
   NUMBER OF
    SHARES                0
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY          6.   SHARED VOTING POWER
     EACH
  REPORTING               95,460
    PERSON         -------------------------------------------------------------
     WITH            7.   SOLE DISPOSITIVE POWER

                          0
                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          95,460
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      95,460
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      OO*
      *The Reporting Person is a limited liability company.
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP No. 242 41L 102                 13G                  Page 4 of 7
---------------------                                      ---------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Bryan E. Gordon
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
   NUMBER OF
    SHARES                0
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY          6.   SHARED VOTING POWER
     EACH
  REPORTING               95,460
    PERSON         -------------------------------------------------------------
     WITH            7.   SOLE DISPOSITIVE POWER

                          0
                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          95,460
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      95,460
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN*
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP No. 242 41L 102                 13G                  Page 5 of 7
---------------------                                      ---------------------

Item 1.    (a)   Name of issuer:

                 Dean Witter Realty Yield Plus, L.P.

           (b)   Address of Issuer's Principal Executive Offices:

                 195 Broadway
                 New York, NY  10007

Item 2.    (a)   Names of persons filing:

     The names of the persons filing this Amendment No. 4 to Schedule 13G are Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"); The Harmony Group II, LLC, a Delaware limited liability company ("Harmony Group"); and Bryan E. Gordon (collectively, the "Reporting Persons"). MAIP controls Madison Liquidity Investors 103, LLC, a Delaware limited liability company ("MLI 103"), which is the owner of Units of Limited Partnership Interests (the "Units") of the Issuer. Neither MAIP nor MLI 103 beneficially owns more than 5% of the Units.

     The controlling member of MAIP is Harmony Group, of which Mr. Gordon is the Managing Director.

     The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

           (b)   Address of Principal Business Office or, if None, Residence:

     The business address of each of the Reporting Persons is P.O. Box 7533, Incline Village, Nevada 89452.

           (c)   Citizenship:

     See Item 2(a), above. Mr. Gordon is a citizen of the United States of America.

           (d)   Title of Class of Securities:

                 Units of limited partnership interests.

           (e)   CUSIP Number:

                 242 41L 102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

      Not applicable.

Item 4.    Ownership.

---------------------                                      ---------------------
CUSIP No. 242 41L 102                 13G                  Page 6 of 7
---------------------                                      ---------------------

         Ownership by the Reporting Persons as of December 31, 2002 is incorporated by reference to Items 5 through 9 included on each of the cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         See Item 2(a), above.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             [The remainder of this page intentionally left blank.]

-------------------------                                  ---------------------
 CUSIP No. 242 41L 102                 13G                  Page 7 of 7
-------------------------                                  ---------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k), this Amendment No. 4 to Schedule 13G is filed jointly on behalf of each of MAIP, Harmony Group, and Bryan E. Gordon.

Dated as of: February 13, 2003


MADISON AVENUE INVESTMENT                      THE HARMONY GROUP II, LLC
PARTNERS, LLC
                                                 By:  /s/ Bryan E. Gordon
                                                    ----------------------------
   By: The Harmony Group II, LLC                    Bryan E. Gordon, Managing
       Its Managing Member                          Director

       By: /s/ Bryan E. Gordon
         ----------------------------------
         Bryan E. Gordon, Managing Director


/s/ Bryan E. Gordon
-------------------------------------------
Bryan E. Gordon


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).